Exhibit 99.1

                FINANCIAL FEDERAL CORPORATION
                 DECLARES QUARTERLY DIVIDEND


NEW YORK, NY:  March 6, 2006 - Financial Federal Corporation
(NYSE: FIF) today announced its Board of Directors declared a $0.10 per share quarterly dividend on its common stock. The dividend is payable April 28, 2006 to stockholders of record at the close of business on March 27, 2006. The dividend rate is the same as the prior quarter (adjusting for the 3-for-2 stock split effective January 31, 2006).


Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit the Company's website at www.financialfederal.com.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000